Exhibit 3.1

ARTICLES OF AMENDMENT

OF

PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Restated Articles of Incorporation.

1.	The name of the corporation is Pharmaceutical Product Development, Inc. (the “Corporation”).

2.	The following amendment was duly adopted by the Board of Directors on December 30, 2005 pursuant to §55-10-02(4) of the General Statutes of North Carolina. In accordance with 55-10-02(4) of the General Statutes of North Carolina, shareholder approval is not required for this amendment.

3.	Article III of the Restated Articles of Incorporation of the Corporation is hereby amended by deleting the first sentence in its entirety and inserting the following in lieu thereof:

“Prior to 12:01 a.m., Eastern Time on February 17, 2006 (the “Split Effective Time”), the Corporation had the authority to issue One Hundred Million (100,000,000) shares, Five Million (5,000,000) of which were designated preferred stock having a par value of $0.10 per share, and Ninety-Five Million (95,000,000) of which were designated common stock having a par value of $0.10 per share. Effective as of the Split Effective Time, each and every issued and unissued authorized share of common stock of the Corporation will be automatically converted, changed and split into two shares, resulting in the Corporation having One Hundred Ninety Five Million (195,000,000) authorized shares, Five Million (5,000,000) of which are designated preferred stock having a par value of $0.10 per share, and One Hundred Ninety Million (190,000,000) of which are designated common stock having a par value of $0.05 per share.”

4.	These Articles of Amendment will become effective at 12:01 a.m., Eastern Time on February 17, 2006.

This the 7th day of February, 2006.

PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

By:	/s/ Fredric N. Eshelman
Fredric N. Eshelman, Chief Executive Officer

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